Exhibit 99.5

EXECUTION VERSION

FULL AND FINAL RELEASE AND AMENDMENT OF TOLLING AGREEMENT

Dated as of November 23, 2020

Reference is hereby made to (i) that certain Transaction Agreement and Plan of Merger by and among Public Sector Pension Investment Board (“PSP”), Red Isle Private Investments Inc. (“Red Isle”), Loral Space & Communications Inc. (“Loral”), Loral Holdings Corporation (“Holdco”), Telesat Canada (“Telesat”), Telesat Corporation, Telesat Partnership LP, Telesat CanHold Corporation and Lion Combination Sub Corporation, dated as of the date hereof (the “Integration Agreement”) and (ii) that certain Tolling Agreement by and among PSP, Red Isle, Loral, Holdco and Telesat dated May 5, 2016 (as amended, the “Tolling Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Integration Agreement.

FOR GOOD AND VALUABLE CONSIDERATION, including PSP, Red Isle, Loral, Holdco and Telesat agreeing to enter into the Integration Agreement, the receipt and sufficiency of which is hereby acknowledged, each of

(i)	PSP and Red Isle, on their own behalf and on behalf of their respective parents, Subsidiaries and Affiliates and their respective current and former officers, directors, employees, agents, shareholders, beneficiaries, trustees, predecessors, successors and assigns (collectively, the “PSP Entities,” and which term includes any one or more of them), provided, the “PSP Entities” shall not include (i) any portfolio company of any investment vehicle or holding company that is directly or indirectly managed by PSP, or (ii) any Telesat Entity, MHR Entity or Loral Entity;

(ii)	MHR Fund Management LLC (“MHR”), on its own behalf and on behalf of its Subsidiaries and Affiliates (other than Loral and its Subsidiaries) and their respective current and former officers, directors, employees, agents, shareholders, beneficiaries, trustees, predecessors, successors and assigns (collectively, the “MHR Entities,” and which term includes any one or more of them); provided, the “MHR Entities” shall not include (i) any Telesat Entity, Loral Entity or PSP Entity, or (ii) any portfolio company of any investment vehicle or holding company that is directly or indirectly managed by MHR;

(iii)	Loral and Holdco, each on their own behalf, and Loral on behalf of its Subsidiaries and Affiliates and their respective current and former officers, directors, employees, agents, beneficiaries, trustees, predecessors, successors and assigns (collectively, the “Loral Entities,” and which term includes any one or more of them, and which, for the avoidance of doubt, does not include any Telesat Entity, PSP Entity or MHR Entity); and

(iv)	Telesat, on its own behalf and on behalf of its Subsidiaries and its controlled Affiliates and their respective current and former officers, directors, employees, agents, beneficiaries, trustees, predecessors, successors, and assigns (collectively, the “Telesat Entities,” and which term includes any one or more of them and which, for the avoidance of doubt, does not include any PSP Entity, MHR Entity or Loral Entity) (the PSP Entities, the MHR Entities, the Loral Entities and the Telesat Entities are collectively referred to herein as the “Parties” and, each, a “Party”);

hereby agree as follows:

1.	Full and Final Release.

Effective as of the Release Effective Date, each of the Parties does hereby release and forever discharge each other Party from any and all actions, causes of action, applications, debts, dues, accounts, bonds, covenants, contracts, complaints, obligations, duties, breaches of contract, breaches of duty or any relationship, acts, omissions, compensations, promises, damages, costs, losses, expenses, claims for interest or disbursements, remedies for losses, choses in action, entitlements, liabilities, demands, rights of indemnity and all other claims and rights (the “Claims”), whether or not known or anticipated, which it ever had, now has or may in the future have against the other Parties, in each case solely to the extent arising out of or relating to the following specified matters:

(1)	the Claims alleged in each of (A) the letter from Andrew Rossman and Geoff Hall addressed to Frank Arnone and Doug Warner dated April 22, 2016, (B) the letter from Jeff Galway and Greg Danilow addressed to Andrew Rossman and Geoff Hall dated May 11, 2016, and (C) a subsequent letter from Andrew Rossman and Geoff Hall to Jeff Galway and Greg Danilow dated May 20, 2016;

(2)	Claims of oppression of or breach of any duty owed to any Party in its capacity as a shareholder of Telesat; and

(3)	Claims for breach of the Shareholders Agreement of Telesat dated October 31, 2007 (the “Telesat Shareholders Agreement”).

The Claims identified in the foregoing subsections (1) through (3) are referred to herein as the “Released Claims”; provided, however, that the term “Released Claims” includes the Claims specified in the foregoing subsections (2) and (3) only to the extent that any such Claim arises from or relates to the facts and circumstances forming the basis of any such Claim identified in the foregoing subsection (1), and any Claim identified in the foregoing subsection (2) or (3) shall not constitute a “Released Claim” with respect to the release and discharge to the extent that such Claim does not arise from or relate to the facts and circumstances forming the basis of a Claim identified in the foregoing subsection (1) (the claims excluded from the term “Released Claims” pursuant to this proviso, the “Telesat Excluded Claims”).

THIS RELEASE shall, notwithstanding the foregoing, not affect any:

(i)	rights or remedies under the Integration Agreement or the Transaction Documents or otherwise arising out of the preparation, due diligence, negotiation, performance or enforcement of the Integration Agreement or the Transaction Documents (including, for the avoidance of doubt, the right of any Party to indemnification or other payments under the Integration Agreement) or the consummation of the transactions contemplated thereby;

(ii)	rights or remedies of any director or officer of any member of the Transit Group or the Leo Group for indemnification, advancement of expenses or expense reimbursement under (1) the organizational documents of any member of the Transit Group or the Leo Group, (2) any director & officer or other insurance policy of any member of the Transit Group or the Leo Group, (3) any director services agreement or other agreement with any member of the Transit Group or the Leo Group, (4) the Telesat Shareholders Agreement or (5) applicable law;

(iii)	rights or remedies of the PSP Entities or the Loral Entities for indemnification, advancement of expenses or expense reimbursement under (1) the Telesat Shareholders Agreement, (2) the organizational documents of any member of the Transit Group or the Leo Group or (3) any indemnification agreement with any present or former officer or director of any member of the Transit Group or the Leo Group;

(iv)	Claims that any PSP Entity, in its capacity as a limited partner of any MHR Entity, may have against a MHR Entity or Claims that a MHR Entity may have against a PSP Entity in such capacity;

(v)	rights or remedies of the Parties under any confidentiality or restrictive covenants under the Telesat Shareholders Agreement, including under Articles 2.04, 4.04, 4.05, 4.06 or any non-disclosure agreement or confidentiality agreement between or among the Parties;

(vi)	rights or remedies of the Parties under Articles 7 and 8 of the Telesat Shareholders Agreement;

(vii)	any entitlement of the PSP Entities or the Loral Entities to dividends accrued but not yet paid by the Telesat Entities;

(viii)	Claims which are caused by or relate to fraud to the extent that such claims cannot be waived or released under applicable law;

(ix)	Claims that any Leo Entity may have against any MHR Entity or that any MHR Entity may have against any Leo Entity;

(x)	rights or remedies under that certain Consulting Services Agreement, by and between Loral Space & Communications Inc., and Telesat Canada, dated October 31, 2007;

(xi)	rights or remedies in connection with any Telesat Excluded Claim; or

(xii)	Claims arising out of or related to any cause, matter, thing, state of facts or event first occurring from and after the date hereof.

IT IS UNDERSTOOD AND AGREED that for the aforesaid consideration, each Party undertakes and agrees not to, directly or indirectly, assert any Released Claim against another Party or against any person entitled to claim contribution, indemnification or other relief from such Party under the provisions of any statute or Contract, including the Negligence Act, R.S.O. 1990, c. N.1 and any amendments and successor legislation thereto, with respect to any Released Claim.

AND IT IS UNDERSTOOD AND AGREED that in the event that any Party should hereafter commence any proceedings involving any Released Claims against any other Party, this document may be raised as an estoppel to any such Released Claims in the proceedings. In the event that a Party commences any such proceedings, the Party commencing the proceedings undertakes and agrees to indemnify the Party against whom the proceedings are commenced, on a full indemnity basis, in respect of any legal fees incurred in relation to any such proceedings.

AND IT IS UNDERSTOOD AND AGREED that for the aforesaid consideration, each Party represents and warrants to the other Parties that they have not assigned or transferred, or purported to assign or transfer, to any person, partnership, corporation, or other entity any rights to any Claim that is a Released Claim.

AND IT IS UNDERSTOOD AND AGREED that for the aforesaid consideration, each Party represents and warrants to the other Parties that no consent, approval, waiver or other intervention is required for the effective release of the Released Claims or the effective execution of this release.

AND IT IS UNDERSTOOD AND AGREED that the aforesaid consideration is deemed to be no admission whatsoever of liability on the part of any Party and that such liability is denied.

AND FOR THE AFORESAID CONSIDERATION the Parties hereby acknowledge, declare and agree that they are satisfied with the information provided and have no outstanding requests for information, that they have had sufficient time and opportunity to seek independent legal and other professional advice with respect to the terms of this release, that they understand the terms of this release and voluntarily accept the consideration referred to above for the purpose of making full and final compromise, adjustment and settlement of all Released Claims as aforesaid, and each Party represents and warrants to the other Parties that they have not been induced to enter into this release by reason of any representation or warranty of any nature of kind whatsoever and that there is no condition, express or implied, or collateral agreement affecting the said settlement.

THE RELEASE EFFECTIVE DATE shall occur, and the Release shall be effective at first to occur of (a) the Effective Time of the Merger, (b) termination of the Integration Agreement pursuant to Section 11.1(b)(iv)(A)(2) of the Integration Agreement (Willful Breach of Obligation to Hold the Leo Stockholder Meeting or Exclusivity; Alternative Proposals), (c) termination of the Integration Agreement in a circumstance where the “Willful Breach Fee” is payable pursuant to Section 11.5(b)(i) of the Integration Agreement, or (d)  termination of the Integration Agreement pursuant to Section 11.1(b)(iv)(B) of the Integration Agreement (Uncured Breach of the Integration Agreement). Should the Integration Agreement be terminated without the Closing having occurred and in a circumstance other than those set forth in clauses (b), (c) or (d) of the preceding sentence, then, without the need of any action on the part of any Party, the release provided for in this Section 1 shall terminate and be of no force or effect and be deemed null and void ab initio; provided, however, that the Tolling Agreement as amended pursuant to Section 2 below shall take effect on the date hereof and continue in effect until the Termination Date (as defined therein).

2.	Amendment of Tolling Agreement.

In addition, notwithstanding anything herein to the contrary, PSP, Red Isle, Loral, Holdco and Telesat, being the parties necessary to amend the Tolling Agreement, hereby amend the Tolling Agreement to reflect the below modifications to Paragraphs 2 and 3 thereof, with such changes having effect as of the date hereof and continuing regardless of whether the Release Effective Date occurs or the release provided for in Section 1 is terminated.

Paragraph 2 of the Tolling Agreement is hereby deleted in its entirety and replaced with the following:

“This Tolling Agreement shall continue in effect through and including the ‘Termination Date.’ The Termination Date shall be the earlier of (a) the date of the Effective Time of the Merger or (b) 30 calendar days following termination of the Integration Agreement in accordance with its terms. The Termination Date may be extended upon the written agreement of the Parties.”

Paragraph 3 of the Tolling Agreement is hereby deleted in its entirety and replaced with the following:

“This period between the Effective Date (including the Effective Date) and the Termination Date (including the Termination Date) shall be referred to herein as the ‘Tolling Period.’”

3.	General.

THIS FULL AND FINAL RELEASE AND AMENDMENT OF TOLLING AGREEMENT shall enure to the benefit of the respective successors, heirs, executors, administrators and/or legal or personal representatives of a Party.

THIS FULL AND FINAL RELEASE AND AMENDMENT OF TOLLING AGREEMENT may not be modified, amended, supplemented or otherwise changed without the express written consent from the Parties on whose interests the modifications would operate.

THIS FULL AND FINAL RELEASE AND AMENDMENT OF TOLLING AGREEMENT is governed by and interpreted in accordance with the laws of the Province of Ontario and the applicable laws of Canada and the Parties submit to the exclusive jurisdiction of the Ontario Superior Court of Justice in connection with any dispute relating to or arising out of this release.

THIS FULL AND FINAL RELEASE AND AMENDMENT OF TOLLING AGREEMENT may be executed in counterparts and exchanged in pdf format, each of which will be deemed to be an original, and all of which taken together will constitute one instrument, despite the date of actual execution.

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Loral Space & Communications Inc.

By:	/s/ Avi Katz

Name:	Avi Katz
Title:	President, General Counsel and Secretary
Date:	November 23, 2020

Loral Holdings Corporation

By:	/s/ Avi Katz

Name:	Avi Katz
Title:	President and Secretary
Date:	November 23, 2020

MHR Fund Management LLC

By:	/s/ Janet Yeung

Name:	Janet Yeung
Title:	Authorized Signatory
Date:	November 23, 2020

[Signature Page to Release Agreement]

Public Sector Pension Investment Board

Per:	/s/ Guthrie Stewart

Name:	Guthrie Stewart
Title:	Authorized Signatory
Date:	November 23, 2020

Per:	/s/ David Morin

Name:	David Morin
Title:	Authorized Signatory
Date:	November 23, 2020

Red Isle Private Investments Inc.

Per:	/s/ Guthrie Stewart

Name:	Guthrie Stewart
Title:	Authorized Signatory
Date:	November 23, 2020

Per:	/s/ David Morin

Name:	David Morin
Title:	Authorized Signatory
Date:	November 23, 2020

[Signature Page to Release Agreement]

Telesat Canada

Per:	/s/ Christopher S. DiFrancesco

Name:	Christopher S. DiFrancesco
Title:	Vice President, General Counsel and Secretary
Date:	November 23, 2020

[Signature Page to Release Agreement]